[Oritani Financial Corp. Letterhead]

Via Edgar

March 17, 2017

David Irving
Senior Staff Accountant
Office of Financial Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:           Oritani Financial Corp.
Form 10-K for the Fiscal Year Ended June 30, 2016 Filed September 13, 2016 File No. 001-34786

Dear Mr. Irving:

On behalf of Oritani Financial Corp. (the “Company”), we are providing a response to the Staff's letter, dated March 6, 2017.  The Company’s response is set forth below and is keyed to the numbered comment set forth in the Staff’s comment letter.

SEC Comment

Form 10-K for the Fiscal Year Ended June 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Periods Ended June 30, 2016 and 2015 Net Interest Income Before Provision for Loan Losses, page 39

1.
We note the non-GAAP presentation of Net Interest Income Before Provision for Loan Losses Excluding Prepayment Penalties on pages 39 and 43 and that this measure excludes prepayment penalties on loans. Please expand the disclosure to provide a reconciliation of the differences between the non-GAAP measure with the most directly comparable GAAP measure. In addition, provide a statement disclosing the reasons why management believes the presentation of this non-GAAP measure provides useful information to investors and to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Similar disclosures should also be made in future Form 10-Qs. Refer to Item 10(e) of Regulation S-K.

David Irving
March 17, 2017

Response:

In response to Staff’s comment, the Company proposes the following disclosure as it would have been presented as of June 30, 2016 in light of the Staff’s comment. As directed by the Staff, the Company intends to disclose the information in future filings (the underlined text is proposed additional disclosure and is underlined for ease of review only):

Net Interest Income Before Provision for Loan Losses.  Net interest income increased $2.7 million to $100.3 million for the twelve months ended June 30, 2016, from $97.6 million for the twelve months ended June 30, 2015.  The Company's spread and margin for the fiscal year ended June 30, 2016 were 2.89% and 3.04%, respectively.  The spread and margin for the fiscal year ended June 30, 2015 were 3.00% and 3.17%, respectively.  The changes to spread and margin are illustrated in greater detail through the quarterly information provided in the table below. The table itemizes quarterly net interest income, and annualized spread and margin over the identified periods. Due to the significant impact of prepayment penalties, the table details results with and without prepayment penalties. Net interest income before provision for loan losses, excluding prepayment penalties, is a non-GAAP financial measure since it excludes a component (prepayment penalty income) of net interest income and therefore differs from the most directly comparable measure calculated in accordance with GAAP. The Company believes the presentation of this non-GAAP financial measure is useful because it provides information to assess the underlying performance of the loan portfolio since prepayment penalty income can be expected to change as interest rates change. While prepayment penalty income is expected to continue, significant fluctuations in the level and timing of prepayment income are also expected.  The level of prepayment income is generally expected to decrease as external interest rates increase since borrowers would have less of an incentive to refinance existing loans.

Quarter Ended	Net Interest Income Before Provision	Prepayment Penalty Income	Net Interest Income Before Provision, Excluding Prepayment Penalties	Including Prepayment Penalties		Excluding Prepayment Penalties
				Spread	Margin	Spread	Margin
	(dollars in thousands)
June 30, 2016	$ 25,707	$ 1,538	$ 24,169	2.82%	2.97%	2.64%	2.79%
March 31, 2016	25,151	997	24,154	2.86%	3.01%	2.74%	2.89%
December 31, 2015	25,294	1,550	23,744	2.99%	3.14%	2.79%	2.95%
September 30, 2015	24,149	1,582	22,567	2.89%	3.05%	2.69%	2.85%
June 30, 2015	23,921	830	23,091	2.89%	3.05%	2.78%	2.95%

The Company's spread and margin remain under pressure due to several factors, including: the relatively flat treasury yield curve; rates on new loan originations and investment purchases; modifications of loans within the existing loan portfolio; prepayments of higher yielding loans and investments; increased funding costs pertaining to the increase in the federal funds target rate in December 2015, limited ability to reduce borrowing costs and interest costs necessary to attract deposit balances. The rates on new loan originations are being impacted by ongoing robust competition.

David Irving
March 17, 2017

The Company’s net interest income and net interest rate spread were negatively impacted in both periods due to the reversal of accrued interest income on loans delinquent more than 90 days.  The total of such income reversed was $555,000 for the twelve months ended June 30, 2016, and $878,000 for the twelve months ended June 30, 2015.

Item 9A. Controls And Procedures, page 52

2.
The staff notes that management has assessed the effectiveness of its internal control over financial reporting as of June 30, 2016 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (1992). Please tell us why the company has continued to use the 1992 framework, or revise future filings to utilize the 2013 framework.

Response:

The Company currently utilizes the 1992 Committee of Sponsoring Organizations (“COSO”) framework, but will utilize the 2013 COSO framework as of June 30, 2017, and will disclose such in future filings.

Item 8. Financial Statements and Supplemental Data Note (16) Commitments and Contingencies, page 93

3.
To the extent material, please expand your disclosures in future filings to address the effects of various outstanding legal proceedings and claims on the company's results of operations. Refer to ASC 450-20-50.

Response:

The Staff’s comment will be addressed in future filings.

I can be reached at (201) 497-1203, or jfields@oritani.com, if you have any questions regarding the responses above.

Sincerely,

/s/ John M. Fields, Jr.
John M. Fields, Jr.
EVP / CFO
cc:           Chris Harley, SEC
                 Marc Levy